December 4, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Terence O’Brien

Re:	H&E Equipment Services, Inc.
December 31, 2013 Form 10-K filed February 28, 2014
File No. 000-51759

Dear Mr. O’Brien:

On behalf of our client, H&E Equipment Services, Inc. (the “Company”), and in follow up to the conversation of my colleague, Carolyne Dilgard, with you on December 2, 2014, we hereby inform you that the Company intends to respond to the comments raised by the staff of the Securities and Exchange Commission (the “Commission”) in the letter dated December 1, 2014 from you to Ms. Leslie S. Magee, Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2013, as filed on February 28, 2014, no later than January 8, 2015.

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3860 (or by facsimile at 212.698.3860) or Carolyne Dilgard at 215.994.2835 (or by facsimile at 215.655.2835). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Derek M. Winokur

Derek M. Winokur